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Women-owned
Waldscraft

Bakery

17 Madrona St
Mill Valley, CA 94941
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
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THE PITCH
Waldscraft is seeking investment to open our first retail establishment. After a year of growth from a home kitchen, Waldscraft is set to open
"Madrona Rise" our first retail establishment in a renown location in downtown Mill Valley, CA.
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OUR MISSION

To create a community gathering spot to enjoy our unique breads, baked goods and expanding foods and drinks menu. To reflect the community-
oriented spirit of Mill Valley in our environment and our service.

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INTENDED USE OF FUNDS

We intend to upgrade the existing kitchen and equipment to enable us to meet the demand for high quality breads, baked goods, salads, soups, and
sandwiches.

The kitchen needs improved work space for teamwork
A deck oven is needed for artisan and pan breads
Additional large mixer and freezer is needed for efficient production
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SEASONAL BAKED GOODS
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OUR STORY

Waldscraft Cottage Bakery began as a "pandemic project" for a business consultant mom suddenly home with her kids. Stacey decided to "design
her way" out of the pandemic conundrum by building a baking business. By the time Stacey was planning for the holiday season, she knew they
would not be able to manage the volume in the home kitchen. Bootjack Woodfired Bakery was then looking for a new resident, and Stacey jumped
at the opportunity to utilize a full kitchen. Stacey is now in the final stages of taking ownership of the lease and all equipment at the historic
restaurant space at 17 Madrona St, Mill Valley CA.

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PRESS
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come back.

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THE OPPORTUNITY

Waldscraft has the very unique opportunity to establish a retail bakery and cafe in an iconic Mill Valley storefront. 17 Madrona has been home to some very successful bakery's and restaurants over the years, Waldscraft has the community support and product excellence needed to succeed in this space as well. Waldscraft envisions a bakery and cafe that embraces the village roots of the town and becomes a community center for residents and visitors. A delicious and friendly meeting spot for friends, foodies, and newcomers.

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THE COMPETITION

Over the course of a year in business, we have found an unserved niche in freshly baked, rustic style baked goods and naturally leavened breads.

Mill Valley currently does not have a bakery that specializes in naturally leavened (sourdough) breads.
Our level of quality and unique product assortment is unmatched in town
Our use of seasonal produce and organics is aligned with community values
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TARGET MARKET

Mill Valley is an affluent suburban community near the coast of northern California. The town of 23K people enjoys great food, socializing in town, and entertaining. Mill Valley is also a draw for tourists.

Mill Valley is uniquely supportive of local businesses
Our central downtown location is a known for high quality foods and drinks
Local publications and press, nextdoor and social media
Our email list of 500+ customers drive to our online ordering channel
LOCATION

17 Madrona St in Mill Valley is a beautiful and historic building known as a home for fine foods and baked goods.

Just a block off the center of town
Highly walk-able location with street parking
Beautiful building and inviting atmosphere
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OUR OFFERINGS

We intend to expand our offerings as we establish ourselves at 17 Madrona St. We will add to our baked goods and breads to serve more community interests

Salads, sandwiches, and seasonal plates
Coffee and tea beverages
Beer and wine
Naturally leavened breads
Small batch baked goods
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1/16/21
Opened

Stacey launched Waldscraft Cottage Bakery from her house and began online sales.

5/15/21

Revenue tops $1800 p/w from home kitchen

10/21

First Farmer's Market. Monthly presence at The Marin French Market at Marin Civic Center. Brings in $2.3K per market.

1/7/22

Began "pop-up" residence at 17 Madrona St. two days per week bringing revenue to $4.6K+ weekly.

1/5/22

Commence full time occupancy at 17 Madrona St. retail location

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THE TEAM
Stacey Waldspurger
Founder/CEO

Stacey 'scareer began in creative marketing. She worked for retail brands like Coach, Inc in NYC and The Body Shop Intl in London before moving to Marin County CA. Stacey attended business school at Presidio Graduate School where she focused on sustainable business models that could contribute to society and enrich our communities.

Stacey has focused on food systems since graduate school. She founded one of the first meal kit companies, Tomato Sherpa and she has led business development for food and health tech businesses.

Stacey's primary strengths are in market assessment, brand and business development, and team building. Her secondary strengths are in galette shaping and sourdough bread scoring.

When she is not birthing a bakery in her home kitchen and moving it into a prime retail space, she is jumping on a trampoline with her two boys, or trail-running with her sweet dog.

Justine Browm
Pastry Chef

Justine, a pastry chef accomplished in Viennoiserie has spent time refining her craft across the country. Justine is obsessed with whole grains and thoughtfully crafting recipes to be more nutritious and ethical. Justine is adding creative vegan items to our menu as well as thoughtfully expanding our sourdough bread program.

Caitlin Hubel
Pastry Chef

Caitlin is a stalwart figure in the fine food service of Mill Valley. While always busy refining and exploring (and foraging!) seasonal foods, she began her professional journey at Molina Restaurant. She has held the role of Pastry Chef at Watershed Restaurant as well. Caitlin has spent the last year working with Stacey to refine and expand the Waldscraft product line and is helping to innovate the fresh menu alongside Stacey and Justine.

Wilmar Huinac
Sous Chef

Wilmar has over 15 years professional kitchen experience. Most recently he has honed his baking skills for Watershed Restaurant and at the previous Bootjack bakery. Wilmar is a master of oven management, kitchen systems, line cooking and prep. We are lucky to have him on the Waldscraft team as of May 1.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations to create efficient bakery workspace $25,000
Purchase artisan bread oven $35,000
Equipment: Work tables, mixer, workspace tools $10,500
Mainvest Compensation $4,500
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,250,000 $1,375,000 $1,471,250 $1,544,812 $1,591,156
Cost of Goods Sold $583,000 $411,400 $440,198 $462,207 $476,073
Gross Profit $667,000 $963,600 $1,031,052 $1,082,605 $1,115,083

EXPENSES

Rent $54,000 $55,350 $56,733 $58,151 $59,604
Utilities $24,000 $24,600 $25,215 $25,845 $26,491
Salaries $500,000 $550,000 $588,500 $617,924 $636,461
Insurance $2,500 $2,562 $2,626 $2,691 $2,758
Equipment Lease $3,000 $3,300 $3,531 $3,707 $3,818
Repairs & Maintenance $15,000 $16,500 $17,655 $18,537 $19,093
Legal & Professional Fees $15,000 $15,375 $15,759 $16,152 $16,555
service fees $35,000 $38,500 $41,195 $43,254 $44,551
Industry fees $5,000 $5,125 $5,253 $5,384 $5,518
Promissory Note payoff $75,000 $75,000 $75,000 $0 $0
Packaging $12,000 $13,200 $14,124 $14,830 $15,274
Marketing $15,000 $16,500 $17,655 $18,537 $19,093
$0 $0 $0 $0 $0
Operating Profit $-88,500 $147,588 $167,806 $257,593 $265,867

This information is provided by Waldscraft. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $75,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends February 23rd, 2022
Summary of Terms
Legal Business Name Waldscraft LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 2%-2.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1st, 2028
Financial Condition
Historical milestones

Waldscraft has been operating since 2, 2021 and has since achieved the following milestones:

Opened location in Mill Valley, CA for online orders and a year later, opening a retail location

Built a strong repeat customer base thru the online sales platform. Has a customer base of 500+

Hired an talented and experienced team of bakers and cooks with diverse skills

Opened a "pop-up" during our transition phase with single day sales of $2500.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Waldscraft forecasts the following milestones:

Secure lease in Mill Valley, CA by April, 2022.

Add coffee service and cafe menu by April, 2022

Add bread oven to increase output by May, 2022

Achieve $1,000,000 revenue per year by 2023.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Waldscraft's fundraising. However, Waldscraft may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Waldscraft to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Waldscraft competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Waldscraft's core business or the inability to compete successfully against the with other competitors could negatively affect Waldscraft's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Waldscraft's management or vote on and/or influence any managerial decisions regarding Waldscraft. Furthermore, if the founders or other key personnel of Waldscraft were to leave Waldscraft or become unable to work, Waldscraft (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Waldscraft and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Waldscraft is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Waldscraft might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Waldscraft is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Waldscraft

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Waldscraft's financial performance or ability to continue to operate. In the event Waldscraft ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Waldscraft nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Waldscraft will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Waldscraft is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Waldscraft will carry some insurance, Waldscraft may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Waldscraft could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Waldscraft's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Waldscraft's management will coincide: you both want Waldscraft to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Waldscraft to act conservative to make sure they are best equipped to repay the Note obligations, while Waldscraft might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Waldscraft needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Waldscraft or management), which is responsible for monitoring Waldscraft's compliance with the law. Waldscraft will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Waldscraft is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Waldscraft fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Waldscraft, and the revenue of Waldscraft can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Waldscraft to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Waldscraft. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion
Waldscraft isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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